Exhibit 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

	Fiscal Ended
	Jan. 31,	Feb. 2,	Feb. 3,	Jan. 28,	Jan. 29,
	2009	2008(1)	2007	2006	2005
NET EARNINGS
(Loss) income from continuing operations	$(79)	$43	$247	$263	$255
Income tax (benefit) expense	(21)	(93)	145	142	119
Interest expense, excluding capitalized interest	16	21	23	23	22
Portion of rents deemed representative of the
interest factor (1/3)	229	224	214	210	202
	$145	$195	$629	$638	$598

FIXED CHARGES
Gross interest expense	$16	$21	$23	$23	$22
Portion of rents deemed representative of the
interest factor (1/3)	229	224	214	210	202
	$245	$245	$237	$233	$224
RATIO OF EARNINGS TO FIXED CHARGES	0.6	0.8	2.7	2.7	2.7
____________________

(1)	The results for the year ended February 2, 2008 have been revised to reflect a SAB 108 adjustment related to income taxes. The revision has no effect on the fixed charge coverage ratio.

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